Supplement Dated May 7, 2014
To the Current Prospectus and Statement of Additional Information

GoldenSelect Genesis I/GoldenSelect Genesis Flex

Issued by ING USA Annuity and Life Insurance Company
Through Its Separate Account A

This supplement updates the prospectus and statement of additional information ("SAI") for your variable annuity contract and any subsequent supplements thereto. Please read it carefully and keep it with your copy of the prospectus and SAI for future reference. If you have any questions, please call Customer Service at 1-800-366-0066.

IMPORTANT INFORMATION REGARDING THE COMPANY

Information about the ING USA Annuity and Life Insurance Company found in your prospectus and/or Statement of Additional Information is deleted and replaced with the following:

ING USA is an Iowa stock life insurance company, which was originally incorporated in Minnesota on January 2, 1973. ING USA is a wholly owned subsidiary of Lion Connecticut Holdings Inc. ("Lion Connecticut"), which in turn is a wholly owned subsidiary of Voya Financial, Inc. ("Voya™"), which until April 7, 2014, was known as ING U.S., Inc. In May 2013, the common stock of Voya began trading on the New York Stock Exchange under the symbol "VOYA" and Voya completed its initial public offering of common stock.

ING USA is authorized to sell insurance and annuities in all states, except New York, and the District of Columbia. Although we are a subsidiary of Voya, Voya is not responsible for the obligations under the Contract. The obligations under the Contract are solely the responsibility of ING USA Annuity and Life Insurance Company.

Directed Services LLC, the distributor of the Contracts and the investment manager of the Voya Investors Trust, is also a wholly owned indirect subsidiary of Voya. Voya also indirectly owns Voya Investments, LLC and Voya Investment Management Co. LLC, portfolio managers of the Voya Investors Trust and the investment managers of the Voya Variable Insurance Trust, Voya Variable Products Trust and Voya Variable Product Portfolios, respectively.

Voya is an affiliate of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. In 2009, ING announced the anticipated separation of its global banking and insurance businesses, including the divestiture of Voya, which together with its subsidiaries, including the Company, constitutes ING's U.S.-based retirement, investment management and insurance operations. As of March 25, 2014, ING's ownership of Voya was approximately 43%. Under an agreement with the European Commission, ING is required to divest itself of 100% of Voya by the end of 2016.

IMPORTANT INFORMATION REGARDING THE INVESTMENT PORTFOLIOS

In connection with the rebranding of ING U.S. as Voya Financial™, effective May 1, 2014, the ING funds were renamed by generally replacing ING in each fund name with either Voya or VY.

Open Investment Portfolios

During the accumulation phase, you may allocate your premium payments and contract value to any of the investment portfolios available under this Contract, plus any fixed option that is available. You bear the entire investment risk for amounts you allocate to any investment portfolio, and you may lose your principal. There is no assurance that any of the funds will achieve their respective investment objectives. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all funds are diversified, as defined under the Investment Company Act of 1940.

The following table reflects the investment portfolios that are, effective May 1, 2014, open and available to new premiums and transfers under your Contract, along with each portfolio's investment adviser/subadviser and investment objective. Please refer to the funds prospectuses for more detailed information. Fund prospectuses may be obtained free of charge from Customer Service at P.O. Box 9271, Des Moines, Iowa 50306-9271 or call (800) 366-0066, or access the SEC's website (http://www.sec.gov), or by contacting the SEC Public Reference Room at (202) 942-8090 or call (800) SEC-0330. You may obtain copies of reports and other information about the separate account and the funds, after paying a duplicating fee, by sending an email request to publicinfo@sec.gov or by writing to the SEC Public Reference Room, 100 F Street, N.E., Room 1580, Washington, D.C. 20549-0102. If you received a summary prospectus for any of the funds available through your contract, you may also obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the contact information shown on the front of the fund's summary prospectus.

Fund Name and Investment Adviser/Subadviser	Investment Objective
Voya Global Resources Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co.	A *non-diversified* Portfolio that seeks long-term capital appreciation.
Voya High Yield Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide investors with a high level of current income and total return.
Voya Intermediate Bond Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to maximize total return consistent with reasonable risk. The Portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
Voya Large Cap Value Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term growth of capital and current income.
Voya Limited Maturity Bond Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks highest current income consistent with low risk to principal and liquidity and secondarily, seeks to enhance its total return through capital appreciation when market factors, such as falling interest rates and rising bond prices, indicate that capital appreciation may be available without significant risk to principal.
Voya Liquid Assets Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks high level of current income consistent with the preservation of capital and liquidity.
Voya MidCap Opportunities Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co.	Seeks long-term capital appreciation.
Voya Russell^{TM} Large Cap Index Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Index.

Fund Name and Investment Adviser/Subadviser	Investment Objective

Voya Russell™ Mid Cap Growth Index Portfolio (Class S)
 	
   Investment Adviser: Voya Investments, LLC
   Subadviser: Voya Investment Management Co.
	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Growth Index.

VY Clarion Real Estate Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** CBRE Clarion Securities LLC	A *non-diversified* Portfolio that seeks total return including capital appreciation and current income.

VY FMR^{SM} Diversified Mid Cap Portfolio* (Class S)
 	
   Investment Adviser: Directed Services LLC
   Subadviser: Fidelity Management & Research Company
 	
* FMR^{SM} is a service mark of Fidelity Management & Research Company
	Seeks long-term growth of capital.

VY Invesco Growth and Income Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** Invesco Advisers, Inc.	Seeks long-term growth of capital and income.

VY JPMorgan Emerging Markets Equity Portfolio (Class S)
 	
   Investment Adviser: Directed Services LLC
   Subadviser: J.P. Morgan Investment Management Inc.
	Seeks capital appreciation.

VY Marsico Growth Portfolio (Class S)
 	
   Investment Adviser: Directed Services LLC
   Subadviser: Marsico Capital Management, LLC
	Seeks capital appreciation.

VY MFS Total Return Portfolio (Class S)
 	
   Investment Adviser: Directed Services LLC
   Subadviser: Massachusetts Financial Services Company
	Seeks above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital and secondarily, seeks reasonable opportunity for growth of capital and income.

VY T. Rowe Price Capital Appreciation Portfolio (Class S)
 	
   Investment Adviser: Directed Services LLC
   Subadviser: T. Rowe Price Associates, Inc.
	Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and with prudent investment risk.

VY T. Rowe Price Equity Income Portfolio (Class S)
 	
   Investment Adviser: Directed Services LLC
   Subadviser: T. Rowe Price Associates, Inc.
	Seeks substantial dividend income as well as long-term growth of capital.
	
	Effective July 14, 2014, this portfolio will change its investment objective to: Seeks a high level of dividend income as well as long-term growth of capital through investments in stocks.

VY Templeton Global Growth Portfolio (Class S)
 	
   Investment Adviser: Directed Services LLC
   Subadviser: Templeton Global Advisors Limited
	Seeks capital appreciation. Current income is only an incidental consideration.

IMPORTANT INFORMATION REGARDING UPCOMING FUND REORGANIZATIONS

The Board of Trustees of Voya Investors Trust approved proposals to reorganize the following "Merging Portfolios" with and into the following "Surviving Portfolios":

Merging Portfolios	*Surviving Portfolios*
VY Marsico Growth Portfolio *(Class S)*	Voya Large Cap Growth Portfolio *(Class S)* **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC **Investment Objective:** Seeks long-term capital growth.
VY MFS Total Return Portfolio *(Class S)*	VY Invesco Equity and Income Portfolio *(Class S)* **Investment Adviser:** Directed Services LLC **Subadviser:** Invesco Advisers, Inc. **Investment Objective:** Seeks total return, consisting of long-term capital appreciation and current income.

In connection with the upcoming Reorganizations, the *Voya Large Cap Growth Portfolio (Class S)* and the *VY Invesco Equity and Income Portfolio (Class S)* will be added as available investment options.

Subject to shareholder approval, the reorganizations are expected to take place **on or about July 18, 2014** (the "Reorganization Date"), resulting in a shareholder of each Merging Portfolio becoming a shareholder of the corresponding Surviving Portfolio. Each shareholder will thereafter hold shares of the corresponding Surviving Portfolio having equal aggregate value as shares of the Merging Portfolio, and the Merging Portfolio will no longer be available under the contract.

Prior to the Reorganization Date, you may reallocate your contract value in each Merging Portfolio to another investment portfolio or fixed option currently available under the contract. This reallocation will neither count as a transfer for purposes of our Excessive Trading Policy nor be subject to a transfer charge under the contract. Contract value remaining in each Merging Portfolio on the Reorganization Date will be placed in the corresponding Surviving Portfolio.

Unless you provide us with alternative allocation instructions, after the Reorganization Date all future allocations directed to each Merging Portfolio will be automatically allocated to the corresponding Surviving Portfolio. You may provide alternative instructions by calling Customer Service at the number above.

As of the Reorganization Date, all references in the prospectus to the Merging Portfolios are deleted. For more information, or information related to asset allocation requirements, please refer to your prospectus or call Customer Service.